Filed pursuant to Rule 424(b)(3)

Registration No.: 333-240984

PROSPECTUS SUPPLEMENT

MIDATECH PHARMA PLC

9,888,640 Ordinary Shares Representing 1,977,728 American Depositary Shares

This prospectus supplement (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Post-Effective Amendment No. 2 to our Registration Statement on Form F-1, effective as of April 29, 2022 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 9,888,640 of our ordinary shares, nominal value 0.1p per share (the “Ordinary Shares”), represented by 1,977,728 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information set forth in our Form 6-K filed with the Securities and Exchange Commission on January 11, 2023, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “MTP.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on January 10, 2023 was $0.76.

Our Ordinary Shares are admitted for trading on AIM, a market operated by the London Stock Exchange plc (“AIM”) under the listing code “MTPH.” The last reported closing price of our Ordinary Shares on AIM on January 10, 2023 was £0.027.

Investing in our securities involves risks. See “Risk Factors” beginning on page 12 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is January 11, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On January 11, 2023, Bioasis Technologies Inc. (“Bioasis”) posted its Circular and Notice of General Meeting (the “Circular”) to its securityholders related to, among other things, the proposed acquisition of Bioasis by Midatech Pharma PLC (the “Company”). Certain excerpts of the Circular that relate to the Company are attached hereto as Exhibit 99.1 and incorporated by reference herein.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2023, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Excerpts of Bioasis Technologies Inc. Circular and Notice of General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 11, 2023	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

INFORMATION RELATING TO MIDATECH

Midatech Business

Midatech is focused on the research and development of medicines which it believes would benefit from improved bio-delivery and/or bio-distribution using its proprietary drug delivery technologies:

•	Q-Sphera™ platform: Its disruptive polymer microsphere microtechnology is used for injectables to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	MidaSolveTM platform: Its innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCore™ platform: Its nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents.

Midatech’s principal executive office and registered offices are located at 1 Caspian Point, Caspian Way Cardiff, United Kingdom CF10 4DQ. Midatech Ordinary Shares trade on AIM under the symbol “MTPH”, and Midatech ADSs trade on the NASDAQ under the symbol “MTP”. Each Midatech ADS represents 25 Midatech Ordinary Shares

Midatech is not currently a reporting issuer in any province or territory of Canada but will become a reporting issuer in British Columbia and Alberta upon completion of the Arrangement. Following the Arrangement, Midatech expects to be, a “SEC foreign issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) and National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers. Midatech is a “foreign private issuer” as defined in the Exchange Act since Midatech’s ADSs’ are registered with SEC. Midatech is subject to ongoing reporting obligations under the Exchange Act and the overall regulations of the Companies Act 2006 (as amended) of the United Kingdom and ongoing reporting and other requirements of NASDAQ and AIM.

Midatech Documents Incorporated by Reference

Information regarding Midatech has been incorporated by reference in this Circular from documents filed by Midatech with the SEC. The documents listed below, which contain important information about Midatech, its business and its financial condition, and which were previously filed by Midatech with the SEC are specifically incorporated by reference into, and form an integral part of, this Circular:

1.	Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 26, 2022;

1.	Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021;

2.	Management’s discussion and analysis for the period ended June 30, 2022, as posted to EDGAR;

3.	Reports on Form 6-K furnished to the SEC on January 18, 2022, March 8, 2022, March 9, 2022, April 14, 2022, June 6, 2022, June 10, 2022, June 21, 2022, September 14, 2022, October 4, 2022, November 14, 2022, December 13, 2022, December 15, 2022, and December 19, 2022; and

4.	the description of Midatech Ordinary Shares and Midatech ADSs contained in Midatech’s registration statement on Form 8-A, originally filed with the SEC on December 2, 2015, and as amended on April 30, 2021 (including any amendments and reports filed for the purpose of updating such description).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of this Circular.

Midatech will provide a copy of the documents incorporated herein by reference, at no cost, to any person who receives this Circular. To request a copy of any or all of these documents, you should write or telephone Midatech at: 1 Caspian Point, Caspian Way, Cardiff, United Kingdom CF10 4DQ. Copies of documents incorporated herein by reference may also be obtained from the SEC website at www.sec.gov or on SEDAR under Bioasis’s profile.

Recent Developments

Midatech ADS Ratio Change

On September 14, 2022, Midatech announced a ratio change of Midatech ADSs from one Midatech ADS representing five Midatech Ordinary Shares, to the new ratio of one Midatech ADSs representing 25 Midatech Ordinary Shares (the “Ratio Change”). Pursuant to the Ratio Change, effective September 26, 2022, Midatech Shareholders were required, on a mandatory basis, to surrender their Midatech ADSs for cancellation and exchange to receive one new Midatech ADS (New CUSIP: 59564R500) for every five old Midatech ADSs (Old CUSIP: 59564R203). No fractional Midatech ADSs were allocated. Any aggregate fractions were sold and the net proceeds were distributed to the entitled Midatech Shareholder, as applicable. For Midatech Shareholders, the Ratio Change had the same effect as a one-for-five reverse Midatech ADS split. The Midatech Ordinary Shares were not affected by the Ratio Change. The Ratio Change was aimed to bring the price of the Midatech ADSs into compliance with the NASDAQ $1.00 minimum bid price per share requirement.

Appointment of New Chairman of Midatech Board

On June 20, 2022, Rolf Stahel resigned as Chairman of Midatech and the Midatech Board appointed Dr. Stephen Parker as a director and Chairman of the Midatech Board. Dr. Parker, aged 63, has a career in the healthcare and pharma sector that spans over 30 years, including 10 years in advisory roles. In connection with Dr. Parker’s appointment, Dr. Parker and Midatech entered into a terms of appointment agreement (the “Appointment Agreement”). The initial term of appointment for Dr. Parker expires on June 19, 2023. Pursuant to the terms of the Appointment Agreement, Dr. Parker is to be paid an annual fee for services as a director of £82,000, and is entitled to additional payments depending upon the amount of time he devotes to Midatech under the Appointment Agreement.

Fast Track Designation Granted to MTX110 Development for the Treatment of Recurrent Glioblastoma

On June 1, 2022, Midatech announced that upon submitting an application to the U.S. Food and Drug Administration (“FDA”), its development programme of MTX110 for the treatment of recurrent glioblastoma had been granted Fast Track designation by the agency. Fast Track is a process designed to facilitate the development and expedite the review of treatments for serious conditions and that potentially address unmet medical needs. Drugs that are granted this designation are given the opportunity for more frequent interactions with the FDA, as well as potential pathways for expedited approval.

Regained Compliance with NASDAQ Continued Listing Requirements

On December 11, 2019, Midatech received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for Midatech ADSs had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ under NASDAQ Listing Rule 5550(a)(2). On March 18, 2020, Midatech received written notice from NASDAQ notifying it that for the preceding 10 consecutive business days the closing bid price for Midatech ADSs had been $1.00 or greater. Accordingly, the NASDAQ determined that Midatech had regained compliance with NASDAQ Listing Rule 5550(a)(2). Having regained compliance with these rules, Midatech is now in compliance with all applicable requirements for continued listing on the NASDAQ.

Share Capital

Midatech Ordinary Shares

Midatech Ordinary Shares have a nominal value of £0.001 each and each issued Midatech Ordinary Share is fully paid. Midatech currently has 1,000,001 deferred shares and no preference shares in its issued share capital.  There is no limit to the number of Midatech Ordinary Shares or preference shares that Midatech is authorized to issue, as the concept of authorized capital is no longer applicable under the provisions of the United Kingdom Companies Act of 2006. There are no conversion rights, redemption provisions or sinking fund provisions relating to any Midatech Ordinary Shares. Midatech is not permitted under English Law to hold Midatech Ordinary Shares unless they are repurchased by Midatech and held in treasury. Midatech does not currently hold any Midatech Ordinary Shares.

Midatech ADSs

Midatech ADSs are deposited pursuant to the Amended and Restated Deposit Agreement dated February 8, 2021, among Midatech, BNY Mellon, and owners and holders of Midatech ADSs. BNY Mellon registers and delivers Midatech ADSs and each Midatech ADS represents 25 Midatech Ordinary Shares (or a right to receive 25 Midatech Ordinary Shares) deposited with BNY Mellon, London Branch, or any successor, as custodian for BNY Mellon. Each Midatech ADS also represents any other securities, cash or other property that may be held by BNY Mellon. The deposited Midatech Ordinary Shares together with any other securities, cash or other property held by BNY Mellon are referred to as the deposited securities. BNY Mellon’s office at which the Midatech ADS are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Holders of Midatech ADSs may hold Midatech ADSs either (1) directly (a) by having an American Depositary Receipt, which is a certificate evidencing a specific number of Midatech ADS, registered in such holder’s name, or (b) by having Midatech ADSs registered in such holder’ name in the DRS, or (2) indirectly by holding a security entitlement in Midatech ADSs through a broker or other financial institution. If Midatech ADSs are held directly, each holder thereof is a registered Midatech ADS holder. If the Midatech ADSs are held indirectly, holders thereof must rely on the procedures of their brokers or other financial institution to assert the rights of registered Midatech ADS holders.

The DRS is a system administered by the Depository Trust Company, or DTC, pursuant to which BNY Mellon may register the ownership of uncertificated Midatech ADSs, which ownership is confirmed by periodic statements sent by BNY Mellon to the registered holders of uncertificated Midatech ADSs. Holders of Midatech ADSs are not treated as shareholders and do not have shareholder rights, English Law governs shareholder rights. BNY Mellon is the holder of the Midatech Ordinary Shares underlying the Midatech ADSs. A deposit agreement among Midatech, BNY Mellon, and the holders of Midatech ADSs (and all other persons directly and indirectly holding Midatech ADSs) sets out the rights of Midatech ADS holders, as well as the rights and obligations of BNY Mellon, as depositary. A copy of the deposit agreement is incorporated by reference as an exhibit to Midatech’s 2021 Annual Report. New York Law governs the deposit agreement and the Midatech ADSs. For a comparison of certain provisions of the BCBCA to certain provisions of the Companies Act, please see Appendix B.

Dividends

Midatech may, by ordinary resolution, declare a dividend to be paid to holders of Midatech Ordinary Shares according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the Midatech Board. The Midatech Board may from time to time declare and pay to holders of Midatech Ordinary Shares such interim dividends as appear to the Midatech Board to be justified by Midatech’s profits available for distribution. There are no fixed dates on which entitlement to dividends arises on Midatech Ordinary Shares and no dividends have been to paid to date. Furthermore, there can be no assurance that dividends will be declared at any time.

Holders of Midatech Ordinary Shares may pass, on the recommendation of the Midatech Board, an ordinary resolution to direct that all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other body corporate. Midatech’s articles also permit, with the prior authority of an ordinary resolution of shareholders, a scrip dividend scheme under which holders of Midatech Ordinary Shares may be given the opportunity to elect to receive fully paid Midatech Ordinary Shares instead of cash, or a combination of Midatech Ordinary Shares and cash, with respect to future dividends. By the way of the exercise of a lien, if a holder of Midatech Ordinary Shares owes Midatech any money relating in any way to holders of Midatech Ordinary Shares, the Midatech Board may deduct any of this money from any dividend on any Midatech Ordinary Shares held by such holder, or from other money payable by Midatech in respect of such Midatech Ordinary Shares.

Prior Sales

The securities issued by Midatech during the 12 months prior to the date of this Circular are set out in the table below.

Date of Issuance	Type of Security	Number of Securities	Issue or Exercise Price
February 7, 2022	EMI Options(1)	375,000	£0.153

March 16, 2022	Ordinary Shares	26	£10.00

May 3, 2022	Ordinary Shares	25,000	£0.001

August 3, 2022	Warrants	333,333	£0.135

August 12, 2022	EMI Options(1)	250,000	£0.105

December 16, 2022	Ordinary Shares	9,849,325	£0.0328

Notes:

(1)	250,000 stock options were issued to eligible directors and/or employees of the Company, each exercisable for £0.105 per Ordinary Share until 10 years following the date of grant. Stock options vest 25% after one year and in 12 equal instalments over the following 12 quarters.

Trading Price and Volume of Midatech Securities

Midatech Ordinary Shares

The outstanding Midatech ADSs are listed for trading on AIM under the symbol “MTPH”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Midatech Ordinary Shares as reported on AIM.

	AIM
	Price Range (£)
	High	Low	Volume
December, 20214	23.70	17.00	3,772,953

January, 2022	20.00	14.98	6,704,356

February, 2022	15.50	13.00	1,190,505

March, 2022	14.00	12.00	5,754,772

April, 2022	13.98	12.00	1,295,777

May, 2022	12.01	9.50	2,367,215

	AIM
	Price Range (£)
	High	Low	Volume
June, 2022	15.89	8.16	11,030,639

July, 2022	11.00	7.40	3,258,784

August, 2022	11.88	9.70	2,299,133

September 2022	13.50	7.50	4,561,419

October 2022	8.00	6.50	3,727,781

November 2022	7.16	5.71	1,827,647

December 1, 2022 to December 13, 2022	6.00	5.70	537,584

Midatech ADSs

The outstanding Midatech ADSs are listed for trading on the NASDAQ under the symbol “MTP”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Midatech ADSs as reported on the NASDAQ.

	NASDAQ(1)
	Price Range (US$)
	High	Low	Volume
December, 2021	7.45	5.08	916,238

January, 2022	6.65	4.41	353,764

February, 2022	5.30	4.10	231,690

March, 2022	5.25	3.95	291,248

April, 2022	5.25	3.25	149,527

May, 2022	3.59	1.90	179,177

June, 2022	4.50	2.35	2,263,461

July, 2022	4.10	2.56	187,369

August, 2022	4.07	3.07	244,335

September 2022	5.20	1.85	1,186,225

October 2022	2.40	1.84	204,448

November 2022	2.04	1.29	178,070

December 1, 2022 to December 13, 2022	1.81	1.10	183,337

Notes:

(1)	All figures in the above table give effect to the September 26, 2022 ratio change of the Midatech ADSs.

Executive and Director Compensation

The following section summarizes the significant elements of Midatech’s executive and director compensation, to the extent not incorporated by reference, for the year ended December 31, 2021, payable to Midatech’s directors and “Named Executive Officers” or “NEOs” meaning each of the following:

(i)	each individual who, in respect of Midatech, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(ii)	each individual who, in respect of Midatech, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(iii)	in respect of Midatech and any of its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (i) and (ii) at the end of the most recently completed financial year whose total compensation was more than $150,000; and

(iv)	each individual who would be a NEO under paragraph (iii) but for the fact that the individual was not an executive officer of Midatech, and was not acting in a similar capacity, at the end of that financial year.

During the financial period ended December 31, 2021, Midatech had two Named Executive Officers, namely Stephen Stamp, the CEO and CFO of Midatech and Dmitry Zamoryakhin, Chief Scientic Officer of Midatech.

All amounts in the Summary Compensation Table below are expressed in British Pounds. On January 5, 2023, as of 4:30 p.m. (Eastern Time), the buying rate for the purchase of one British Pound using Canadian dollars was C$1.6163 (one Canadian dollar equalled £0.6187) as reported by the Bank of Canada.

Compensation Discussion and Analysis

Midatech’s executive compensation package is designed to provide short and long-term rewards to the Named Executive Officers that are consistent with individual and corporate performance and reflects their contribute to Midatech’s objectives. At its present stage of development, Midatech has certain formal objectives, criteria and analysis for determining the compensation of its Named Executive Officers, which primarily relies on annual performance reviews and the discussions and determinations of the Remuneration Committee of the Midatech Board.

The type and amount of future compensation to be paid to NEOs and directors is determined by the Remuneration Committee of Midatech, which, has considered the implications of the risks associated with its compensation policies and practices. In accordance with the Companies Act 2006, Midatech seeks approval of its Remuneration Policy on an annual basis. Given there is only one Executive Director, Midatech has not engaged third party consultants to provide external advice on remuneration. The Remuneration Committee has, from time to time, taken informal soundings from recruitment consultants on executive pay norms and has extensively used the 2021 BioIndustry Remuneration Survey in assessing Midatech’s remuneration policy.

The Non-Executive Directors of Midatech receive a fee for their services as a director, which is approved by the Midatech Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organizations and appointments. Non-Executive Directors are reimbursed for travelling and other incidental expenses incurred on Midatech business in accordance with Midatech’s expenses policy.

There are five main components of the reumeraction: base salary, benefits, pension, annual bonus and share options.

Base Salary

Midatech’s base salaries are aimed to provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience. Base salaries are set by the Renumeration Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective April 1 following the appraisal process.

There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by the UK Bioindustry Survey. While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.

Pension

Midatech provides retirement benefits in line with its group policy. See “Information Relating to Midatech – Defined Contribution Pension Plans”.

Annual Bonus

As of the date of this Circular, the Midatech Board has established benchmark or performance goals to be achieved or met by its Named Executive Officers. These benchmarks are structured as bonus payments upon the achievement of the objectives. Mr. Stephen Stamp’s discretionary bonus objectives are set forth in the table below. The satisfactory fulfilment of such objectives is subject to ongoing monitoring by the Midatech Board. Currently, Midatech expects that the Remuneration Committee will set similar bonus objectives for management for the year 2023.

Bonus Targets for 2022

Bonus Objective	Min	Max
15 months cash runway at December 12, 2022	10%	20%	+1% for each month

MTX110 positive PFS data	0%	20%	Discretionary, based on data

Q-Sphera or GNP licence	0%	50%	25% for each large molecule

Q-Sphera licence	0%	30%	15% for each small molecule

Technology, feasibility collaborations	0%	30%	10% for each programme

	10%	150%

The Renumeration Committee recognized Midatech had recorded a number of significant milestones in 2021 which were not envisaged when the bonus objectives were set in December 2020 including a number of Q-Sphera formulations, the breakthrough data on the encapsulation of a mAb using Q-Sphera, the £10 million fundraise and the filing of an IND for MTX1100 in recurrent GBM. The Renumeration Committee concluded that discretionary bonus awards were appropriate based on the contribution of individuals to the various milestones. In Mr. Stamp’s case the discretionary award was 40%. Mr. Stamp’s bonus award in 2020 was £nil. See “Summary Compensation Table” below. The criteria that were used to determine Mr. Stamp’s bonus were the same as those used to determine the 2021 bonus of all other employees.

Share Options

With a view to minimizing its cash expenditures not directed at further expending Midatech’s investment opportunities, the emphasis in compensating the Named Executive Officers shall be the grant of incentive stock options under the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme. Such incentive stock option grants are approved by the Renumeration Committee usually by using an initial grant scale based on salary and seniority metrics followed by smaller annual grants, as permitted by applicable insider rules.

Option awards are normally made annually, after publication of Midatech’s annual report. Option awards may also be made upon a new executive joining Midatech or its affiliates. The exercise price of all granted option awards is the mid-market closing price the business day before the day of grant. The normal maximum limit is set by HMRC at £250,000, measured as market price at time of grant.

Option awards may or may not have performance conditions attached to them. Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options vest 25% after one year and then equally over the following 12 quarters.

Summary Compensation Table

The following table is a summary of compensation paid, awarded to or earned by the Named Executive Officers and any director who is not a Named Executive Officer for the fiscal years ended December 31, 2021, 2020 and 2019.

Table of Compensation
Name and Position	Year	Salary, consulting fee, retainer or commission (£)	Bonus (£)	Share or Option- Based Awards (£)	Value of Perquisites (£)	Value of all other compensation (£)	Total Compensation (£)
Craig Cook Former Director and Chief Executive Officer(1)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	100,530	Nil	16,000	Nil	36,950	153,480
	2019	265,762	67,980	144,000	Nil	23,779	501,521
Steve Damment Former EVP, Research and Development(2)	2021	112,310	Nil	Nil	Nil	7,286	119,596
	2020	137,582	30,617	30,000	Nil	9,640	207,839
	2019	Nil	Nil	Nil	Nil	Nil	Nil
Frederic Duchesne Former Director(3)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	7,600	Nil	Nil	Nil	Nil	7,600
	2019	12,784	Nil	Nil	Nil	Nil	12,784
John Johnston Former Director(4)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	7,600	Nil	Nil	Nil	Nil	7,600
Michele Luzi Former Director(4)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	7,600	Nil	Nil	Nil	Nil	7,600
Huaizheng Peng(5) Former Director	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	7,600	Nil	Nil	Nil	Nil	7,600
	2019	25,765	Nil	Nil	Nil	Nil	25,765
Pavlo Protopapa Former Director(4)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	7,600	Nil	Nil	Nil	Nil	7,600
Nick Robbins- Cherry Former Director and Chief Financial Officer(6)	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	136,178	Nil	Nil	Nil	15,747	151,925
Stephen Stamp Chief Executive Officer, Chief Financial Officer and Director	2021	186,590	35,640	95,000(8)	Nil	11,637	328,867
	2020	175,000	Nil	45,000	Nil	18,169	238,169
	2019	49,846	5,642	35,672	Nil	5,333	96,493

Rolf Stahel Former Non- Executive Chairman and Director	2021	97,040	Nil	Nil	Nil	Nil	97,040
	2020	90,000	Nil	Nil	Nil	Nil	90,000
	2019	90,000	Nil	Nil	Nil	Nil	90,000
Simon Turton Non-Executive Director	2021	30,400	Nil	Nil	Nil	Nil	30,400
	2020	30,400	Nil	Nil	Nil	Nil	30,400
	2019	30,400	Nil	Nil	Nil	Nil	30,400
Sijmen de Vries Non-Executive Director	2021	30,400	Nil	Nil	Nil	Nil	30,400
	2020	30,400	Nil	Nil	Nil	Nil	30,400
	2019	30,400	Nil	Nil	Nil	Nil	30,400
Dmitry Zamoryakhin Chief Science Officer(7)	2021	97,244	15,939	47,500	Nil	10,054	170,737
	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Dr. Cook resigned as a director and Chief Executive Officer of Midatech (including all positions held with Midatech’s subsidiaries) effective March 31, 2020.

(2)	Dr. Damment retired as Executive Vice President, Research and Development effective September 30, 2021.

(3)	Mr. Duchesne resigned as a director of Midatech on March 31, 2020.

(4)	Messrs. Johnston, Luzi and Protopapa resigned as directors of Midatech on February 26, 2019.

(5)	Dr. Peng resigned as a director of Midatech on March 31, 2020.

(6)	Mr. Robbins-Cherry resigned as a director and Chief Financial Officer of Midatech on September 9, 2019.

(7)	Dr. Zamoryakhin was appointed Midatech’s Chief Science Officer effective July 11, 2021.

(8)	The value of £95,000 ascribed to the 500,000 share options granted to Mr. Stamp in 2021 is calculated in accordance with IFRS2. The exercise price of the options was £0.2775.

Defined Benefit Plans

Midatech does not have any defined benefit or actuarial plan.

Defined Contribution Pension Plans

Midatech operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of Midatech and its associates or affiliaties. Pension contributions range from 6% of salary to 10% of salary for the executive director.

By mutual agreement, from August 2021 onwards, Midatech ceased making contributions into Mr. Stamp’s personal pension plan. Amounts equal to his contractual entitlement to pension contributions of 10% of salary have been commuted to salary. The commuted pension contribution is not eligible for calculation of bonus payments.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers or employees of Midatech, nor any of their associates or affiliates, are or have been indebted to Midatech since the commencement of the last completed financial year, nor are any such persons expected to be indebted to Midatech.

Directors and Executive Officers

Bankruptcies or Cease Trade Orders

To Midatech’s knowledge, no existing or proposed director or executive officer of Midatech or a shareholder holding a sufficient number of securities of Midatech to affect materially the control of Midatech:

(i)	is, as at the date of this Circular, or has been within the 10 years before the date hereof, a director or executive officer of any company, including Midatech, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To Midatech’s knowledge, no existing or proposed director or executive officer of Midatech or a shareholder holding a sufficient number of securities of Midatech to affect materially the control of Midatech, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement with a provincial and territorial securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Corporate Governance

General

Corporate governance relates to the activities of the Midatech Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Midatech Board and are charged with the day-to-day management of Midatech. The Midatech Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

The Midatech Board believes that good corporate governance improves corporate performance and benefits all shareholders. NP 58-201 provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, NI 58-101 prescribes certain disclosure requirements by Midatech of its corporate governance practices. Accordingly, Midatech’s corporate governance practices are summarized below:

Independence of the Board of Directors

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Midatech Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Midatech Board has determined that of the four directors on the Midatech Board, one will not be considered independent as a result of his relationship with Midatech. Mr. Stephen Stamp is not independent as he is the current CEO and CFO of Midatech. All members of the Audit Committee are independent under Rule 10A-3 of the U.S. Securities Exchange Act of 1933, as amended, and the applicable rules of NASDAQ.

The Midatech Board facilitates its exercise of independent supervision over the Midatech’s management through frequent meetings of the Midatech Board. The Midatech Board is comprised of four directors: Stephen Parker (Chair), Stephen Stamp, Simon Turton and Sijmen de Vries. As the size of the Midatech Board is small, the Midatech Board has no formal procedures designed to facilitate the exercise of independent supervision over management, relying instead on the integrity of the individual members of its management team to act in the best interests of Midatech. In addition, Midatech has annual budgets and quarterly re-forecasts reviewed and signed off by its Board. Stretch targets are set at beginning of year and included in bonus criteria provided to management.

Other Reporting Issuer Experience

The following table sets out the directors and officers of Midatech that are, or have been within the five years prior to the date of this Circular, directors, officers or promoters of other reporting issuers:

Director Name	Name and Jurisdiction of Reporting Issuer	Market	Position	From	To
Stephen Parker	Drishti Discoveries Limited	AIM	Chairman	January 2021	Present
	Sareum Holdings plc	AIM	Chairman	May 2016	Present
	MGC Pharmaceuticals Limited	ASX LSE	Director	March 2019	Present
	Silence Therapeutic plc	LSE	Director and Chairman	November 2013	April 2019
Stephen Stamp	Ergomed plc	AIM	Chief Financial Officer	January 2016	July 2018
			Chief Executive Officer	December 2017	January 2019
Sijmen de Vries	Pharming Group NV	Euronext AMS, NASDAQ	Executive Director and Chief Executive Officer	November 2008	Present

Mandate of the Board

The Midatech Board is responsible to the shareholders for the proper management of Midatech and meets at least five times a year to set the overall direction and strategy of Midatech, to review scientific, operational and financial performance and to advise on management appointments. All key operational and investment decisions are subject to Midatech Board approval.

Members of the Midatech Board receive regular and timely information on Midatech’s operational and financial performance. Relevant information is circulated to the directors in advance of meetings. All directors have direct access to the advice and services of Midatech’s corporate secretary and are able to take independent professional advice in the furtherance of the duties, if necessary, at Midatech’s expense.

In addition, Midatech has chosen to adopt and abides by the principles of the Quoted Companies Alliance Corporate Governance Code (the “QCA Code”). The QCA Code identifies the following ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework accompanied by good communication to promote confidence and trust:

1.	Establish a strategy and business model which promote long-term value for shareholders;

2.	Seek to understand and meet shareholder needs and expectations;

3.	Take into account wider stakeholder and social responsibilities and their implications for long-term success;

4.	Embed effective risk management, considering both opportunities and threats, throughout the organisation;

5.	Maintain the board as a well-functioning, balanced team led by the Chair;

6.	Ensure that between them, the directors have the necessary up-to-date experience, skills and capabilities;

7.	Evaluate board performance based on clear and relevant objectives, seeking continuous improvement;

8.	Promote a corporate culture that is based on ethical values and behaviours;

9.	Maintain governance structures and processes that are fit for purpose and support good decision-making by the board; and

10.	Communicate how Midatech, its subsidiaries and affiliates are governed and are performing by maintaining a dialogue with shareholders and other relevant stakeholders.

Orientation and Continuing Education

Midatech considers that all of the non-executive directors bring important skills and experience to the Midatech Board. The members of the Midatech Board are all of sufficient competence and calibre to add strength and objectivity to Midatech’s activities, and bring considerable experience in scientific research, operational management and financial matters of biopharmaceutical products and companies.

New Midatech Board members are subject to a vetting process undertaken by Midatech’s Nominated Adviser (NOMAD). New directors of Midatech Board are given a briefing by the NOMAD on their responsibilities as a director of a public company, specifically as it relates to the AIM rules.

Membership of the Midatech Board, including succession planning, is governed by the Nominations Committee which makes recommendations to the Midatech Board on all new Midatech Board appointments. Where such an appointment is needed, new Midatech Board appointments are made, on merit, against objective criteria and with due regard for the benefits of diversity on the Midatech Board, including gender.

The Chairman, in conjunction with the CEO and the corporate secretary, ensures that the directors’ knowledge is kept up to date on key issues and developments pertaining to the Group, its operational environment and to the directors’ responsibilities as members of the Midatech Board. On a continuing basis, directors receive updates on corporate governance matters, as necessary.

All directors have direct access to the advice and services of the corporate secretary and are able to take independent professional advice in the furtherance of the duties, if necessary, at Midatech’s expense.

Ethical Business Conduct

The Midatech Board seeks to maintain the highest standards of integrity and probity in the conduct of Midatech’s operations. These values are enshrined in the written policies and working practices adopted by all employees in Midatech such as the QCA Governance Code. An open culture is encouraged within Midatech, with regular communications to staff regarding progress and staff feedback regularly sought, both informally and via formal employee surveys.

Midatech is committed to providing a safe environment for its staff and all other parties for which Midatech has a legal or moral responsibility in this area. Midatech’s health and safety policies and procedures are covered in Midatech’s documented compliance systems, which encompass all aspects of Midatech’s day to-day operations.

Other Board Committees

Other than the Audit Committee, the Nomination Committee and the Renumeration Committee, Midatech has no other standing committees. For the terms of reference for the Audit Committee, please refer to Appendix L to the Circular.

Board Assessments

No formal policy has been established to monitor the effectiveness of the directors, the Midatech Board as a whole and its committees. However, the Midatech Board as a whole, or any committee of the Midatech Board, will consider the effectiveness and contribution of the Midatech Board, its members and the Audit Committee on an ongoing basis. The executive directors and the non-executive directors of Midatech are free to discuss specific situations from time to time among themselves and/or with the CEO/CFO and, if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

Midatech intends to implement a process of formal evaluation of its performance annually, taking into account applicable regulatory regulation on board effectiveness, which will involve all directors undergoing a performance evaluation before being proposed for re-election to ensure that their performance is and continues to be effective, that where appropriate they maintain their independence and that they are demonstrating continued commitment to the role.

All of the directors are subject to election by shareholders at the first annual general meeting after their appointment to the Midatech Board and will continue to seek re-election at least once every three years.

Auditors

The auditors of Midatech is Mazars LLP at its principal office at 30 Old Bailey London, EC4M 7AU, United Kingdom .

Transfer Agent and Registrar

The registrar and transfer agent of Midatech with respect to the Midatech ADS is the Bank of New York Mellon at its principal office at 240 Greenwich Street, New York, New York 10286. The registrar and transfer agent of Midatech with respect to the Midatech Ordinary Shares is Neville Registrars Limited at Neville House, Steelpark Road, Halesowen, West Midlands B62 8HD.

Risk Factors

The business and operations of Midatech are subject to risks. In addition to considering the other information in this Circular, Bioasis Securityholders should consider carefully the factors set forth in Midatech’s public disclosure on www.sec.gov. As set out above, certain of these documents are incorporated by reference herein.